C21 ANNOUNCES STOCK OPTION GRANT
Change to its Board of Directors

VANCOUVER, October 10, 2019 – C21 Investments Inc. (“C21” or the “Company”) (CSE: CXXI and OTCQB: CXXIF) today announced that pursuant to its 10% Rolling Stock Option Plan (the “Plan”), it has granted incentive stock options to certain employees and consultants entitling them to purchase an aggregate of 1,020,000 common shares of the Company at exercise prices from C$1.00 to $1.38 per share for 3 or 5 year terms. The company now has a total of 3,265,000 options outstanding at an average exercise price of C$1.58 per share.

Retirement from the C21 Board of Directors
Keturah Nathe served as a director and played a key role during C21’s transition from an inactive company into an operating vertically-integrated cannabis company. With C21’s evolution now complete, Ms. Nathe has elected to leave the C21 Board of Directors to focus on her other professional responsibilities. The Company thanks her for her time and counsel and wishes her all the best in her future endeavours.

About C21 Investments Inc.
C21 Investments is a vertically integrated cannabis company that cultivates, processes, and distributes quality cannabis and hemp-derived consumer products in the United States. The Company is focused on value creation through the disciplined acquisition and integration of core retail, manufacturing, and distribution assets in strategic markets, leveraging industry-leading retail revenues with high-growth potential multi-market branded consumer packaged goods. The Company owns Silver State Relief and Silver State Cultivation in Nevada, and Phantom Farms, Swell Companies, Eco Firma Farms, and Pure Green in Oregon. These brands produce and distribute a broad range of THC and CBD products from cannabis flowers, pre-rolls, cannabis oil, vaporizer cartridges and edibles. Based in Vancouver, Canada, additional information on C21 Investments can be found at www.sedar.com and www.cxxi.ca.

The CSE has not accepted responsibility for the adequacy or accuracy of this release.

Media contact:	Investor contact:
Skyler Pinnick	Michael Kidd
Chief Marketing Officer and Director	Chief Financial Officer and Director
Sky.Pinnick@cxxi.ca	Michael.Kidd@cxxi.ca
+1 833 BUY-CXXI (289-2994)	+1 833 BUY-CXXI (289-2994)